File Number: 82.2994

20 August 2007

Coca-Cola

COCA-COLA AMATIL

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Circular Quay East
GPO Box 145
Sydney NSW 2000
Telephone: (612) 9259 6130
Facsimile: (612) 9259 6233
Web: www.ccamatil.com

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 is a copy of an announcement released today.

Yours faithfully

G. T. FORSTER
COMPANY SECRETARY

9/19

COCA-COLA AMATIL
Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6555
Facsimile: 612 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

CCA Signs Agreement for Sale of South Korean Business

Sydney, 20 August 2007: CCA advises that it has signed a formal Sale and Purchase Agreement with LG Household & Health Care Ltd (LGH&H) for the sale of its South Korean business.

The sale proceeds including net debt are anticipated to be in line with previous guidance of $520 million to $545 million with the final purchase price being determined once an independent third party review of the audited accounts of Coca-Cola Korea Bottling Company (CCKBC) has been completed for the 12 months to 30 June 2007.

Under the terms of the agreement, completion of the transaction is expected to take place in late October 2007, subject to the satisfaction of certain conditions including Korean regulatory approvals.

It is proposed that The Coca-Cola Company will acquire, in a separate and subsequent transaction, a 10% minority equity stake in CCKBC from LGH&H. The Australian Stock Exchange has indicated it will look favourably upon granting CCA a waiver of the requirement under the Australian Stock Exchange Listing Rules for CCA to obtain the approval of its shareholders for the transaction.

For further information, please contact:

Media
Sally Loane
Ph: +61 2 9259 6797
Sally.Loane@anz.ccamatil.com

Analysts
Paul Irving
Ph: +61 2 9259 6185
paul.irving@anz.ccamatil.com

Coca-Cola Amatil Limited
ABN 26 004 139 397
71 Macquarie St
Sydney NSW 2000
AUSTRALIA

END